RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



1 July 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 30 June 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée:	**du 17 juin 2005 au 30 juin 2005**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**(274'150)**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en "A" units au 30 juin 2005:	**23'107'568**

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient une option d'achat qui lui permet d'acquérir, si elle est levée, jusqu'à 4 millions d'units "A". Cette option peut être levée à partir du 10 juin 2007 jusqu'au 10 juin 2011.

Date: **le 1 juillet 2005**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**17. Juni 2005 bis 30. Juni 2005**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(274'150)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 30. Juni 2005:	**23'107'568**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt eine Kaufoption die es ihr erlaubt, bis zu 4 Millionen "A" Units zu kaufen. Diese Option kann zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden.

Datum:	**1. Juli 2005**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041 727 23 55